Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Third Quarter Fiscal 2014 Financial Results

TORONTO, ON, May 13, 2014 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three and nine month periods ended March 31, 2014.

Selected Highlights

Highlights for the Company during the nine month period ended March 31, 2014 and up to the date of this MD&A include the following:

ELND005:

•	April 7, 2014 – Transition provided a clinical development update and announced the decision to focus ELND005 development on the completion of current Phase 2 clinical studies in Agitation and Aggression in Alzheimer’s disease and a Phase 2a study in Down syndrome. A decision was also made to discontinue the clinical study of bipolar subjects following a commercial assessment of the size and length of the bipolar study, and costs and timelines for its completion. This decision was not based on any analysis of efficacy data and there were no adverse safety findings that contributed to this decision;

•	February 28, 2014 – Transition announced the acquisition of an Irish domiciled company, the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005. Going forward, Transition’s wholly owned subsidiary, Transition Therapeutics Ireland Limited, will be responsible for all future development and commercialization activities of the ELND005 drug candidate. In parallel with this acquisition, Perrigo Company plc “(Perrigo”) has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received;

•	December 18, 2013 – Perrigo completed its acquisition of Elan Pharmaceuticals and all its subsidiaries. With this acquisition, Perrigo acquired all the rights and obligations of Elan under the collaboration agreement with Waratah, a wholly-owned subsidiary, for the development and commercialization of ELND005;

•	September 4, 2013 - Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2a clinical study of ELND005 in Down syndrome;

•	July 17, 2013 - Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

TT401:

•	April 7, 2014 – Transition provided a clinical development update and announced that a Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014.

TT601:

•	April 7, 2014 – Transition provided a clinical development update and announced that there would be no further development of osteoarthritis preclinical candidate, TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed;

•	July 23, 2013 - Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain.

Corporate Developments:

•	February 28, 2014 – In parallel with the re-acquisition of the ELND005 rights, Transition announced that Perrigo has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition;

•	August 15, 2013 - Transition announced the closing of the private placement involving Jack W. Schuler, Larry N. Feinberg, Oracle Investment Management, certain Transition Board members, management and other existing shareholders of US$11 million by purchasing 2,625,300 units of the Company at a price of US$4.19 per unit.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments were $52,898,449 at March 31, 2014.

The Company’s cash projections indicate that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

For the three month period ended March 31, 2014, the Company recorded a net loss of $5,067,292 ($0.17 loss per common share) compared to net loss of $2,903,331 ($0.11 per common share) for the three month period ended March 31, 2013.

For the nine month period ended March 31, 2014, the Company recorded a net loss of $8,652,250 ($0.29 loss per common share) compared to net income of $2,078,181 ($0.08 income per common share) for the nine month period ended March 31, 2013.

Net loss increased $2,163,961 during the three month period ended March 31, 2014 compared to the three month period ended March 31, 2013. The increase in net loss during this three month period is primarily due to the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005 rights as well as increases in research and development and general and administration expenses. The increase in net loss has been partially offset by the change in fair value of contingent consideration and increased foreign exchange gains.

Net loss increased $10,730,431 during the nine month period ended March 31, 2014 compared to the nine month period ended March 31, 2013. The increase in net loss for the nine month period ended March 31, 2014 is largely attributed to the revenue recognized during the first quarter of fiscal 2013 resulting from the $10,815,200 (US$11 million) milestone payment received from Elan upon the commencement of the next ELND005 clinical trial. The increase in net loss is also attributed to the settlement of a pre-existing relationship recognized in connection with the re-acquisition of the ELND005 rights as well as increases in research and development and general and administration expenses. The increase in net loss has which has been partially offset by the change in fair value of contingent consideration and increased foreign exchange gains.

Revenue

Revenue is nil in both the three month periods ended March 31, 2014 and 2013.

Revenue is nil in the nine month period ended March 31, 2014 compared to $10,815,200 (US$11,000,000) for the nine month period ended March 31, 2013.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company recognized $10,815,200 (US$11,000,000) as revenue during the three month period ended September 30, 2012 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial.

Research and Development

Research and development expenses increased by $2,353,755 from $2,380,533 for the three month period ended March 31, 2013 to $4,734,288 for the three month period ended March 31, 2014. For the nine month period ended March 31, 2014, research and development expenses increased $326,565 to $6,902,901 from $6,576,336 for the same period in fiscal 2013.

The increases in research and development expenses for both the three and nine month periods ended March 31, 2014 are primarily due to increases in clinical development costs related to the re-acquired rights to the drug candidate ELND005 and pre-clinical research on TT601. The increase in research and development costs have been partially offset by decreases in clinical development costs associated with diabetes drug candidate TT401/TT402 as well as decreased amortization resulting from the write off of the TT301/302 technology.

General and Administrative

General and administrative expenses increased by $261,022 from $870,857 for the three month period ended March 31, 2013 to $1,131,879 for the three month period ended March 31, 2014. For the nine month period ended March 31, 2014, general and administrative expenses increased $515,759 to $3,052,958 from $2,537,199 for the same period in fiscal 2013.

The increases in general and administrative expenses for both the three and nine month periods ended March 31, 2014 are primarily due to increases in legal and professional fees as well as increased business and corporate development activities.

Settlement of a Pre-existing Relationship

During the three and nine month periods ended March 31, 2014, the Company recognized an expense of $3,101,507 as a settlement of a pre-existing relationship relating to the collaboration agreement with Elan. The Company did not recognize a settlement during the comparative three and nine month periods ended March 31, 2013.

Change in Fair Value of Contingent Consideration Payable

The contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date. Accordingly, the Company has recognized a change in fair value of contingent consideration payable of $2,781,907 during both the three and nine month periods ended March 31, 2014. There was no change in fair value recognized during the comparative three and nine month periods ended March 31, 2013.

About Transition

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity.

The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com. Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	March 31, 2014	June 30, 2013

Assets
Current assets
Cash	48,834,630	23,067,937
Short term investments	4,063,819	5,057,702
Other receivables	33,366	35,792
Investment tax credits receivable	176,515	180,652
Prepaid expenses and deposits	119,608	359,164
	53,227,938	28,701,247

Non-current assets
Property and equipment	144,370	168,034
Intangible assets	8,158,464	8,938,674
Total assets	61,530,772	37,807,955

Liabilities
Current liabilities
Trade and other payables	4,243,321	874,149
Current portion of contingent consideration payable	-	2,321,373
	4,243,321	3,195,522

Non-current liabilities
Contingent considerations payable	4,070,610	1,434,958
Leasehold inducement	14,290	22,863
	8,328,221	4,653,343

Equity attributable to owners of the Company
Share capital	191,644,874	165,367,524
Warrants	2,025,839	-
Contributed surplus	14,768,221	14,768,002
Share-based payment reserve	2,748,783	2,352,002
Deficit	(157,985,166)	(149,332,916)
	53,202,551	33,154,612

Total liabilities and equity	61,530,772	37,807,955

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended March 31, 2014 and 2013

(Unaudited)

In Canadian Dollars	Nine month period ended March 31, 2014	Nine month period ended March 31, 2013	Three month period ended March 31, 2014	Three month period ended March 31, 2013

Revenues
Licensing fees	-	10,815,200	-	-
Expenses
Research and development	6,902,901	6,576,336	4,734,288	2,380,533
Selling, general and administrative expenses	3,052,958	2,537,199	1,131,879	870,857
Change in fair value of contingent consideration payable	(2,781,907)	-	(2,781,907)	-
Settlement of a pre-existing relationship	3,101,507	-	3,101,507	-

Operating income (loss)	(10,275,459)	1,701,665	(6,185,767)	(3,251,390)
Interest income	163,869	107,448	61,001	38,959
Foreign exchange gain (loss)	1,467,310	269,068	1,065,444	309,100
Loss on disposal of capital assets	(7,970)	-	(7,970)	-
Net income (loss) and comprehensive income (loss) for the period	(8,652,250)	2,078,181	(5,067,292)	(2,903,331)
Basic and diluted net income (loss) per common share	(0.29)	0.08	(0.17)	(0.11)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com